Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”)
1805 – 925 West Georgia Street
Vancouver, BC V6C 3L2 CANADA
Telephone: (604) 688-3033
Facsimile: (604) 639-8873

Item 2.	Date of Material Change

April 9, 2013

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced that the Company's new 1,000 tonnes per day (tpd) flotation circuit at its Del Toro Silver Mine in Zacatecas, Mexico reached phase one commercial production on April 1, 2013.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO
Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

April 9, 2013

SCHEDULE “A”

FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

TSX – FR	April 9, 2013
NYSE - AG
Frankfurt - FMV

Del Toro Silver Mine Flotation Circuit Deemed Commercial

FIRST MAJESTIC SILVER CORP. (AG: NYSE; FR: TSX) (the "Company" or "First Majestic") is pleased to announce that the Company's new 1,000 tonnes per day (tpd) flotation circuit at its Del Toro Silver Mine in Zacatecas, Mexico reached phase one commercial production on April 1, 2013.

Phase one of mill construction consists of a 1,000 tpd flotation circuit producing both silver-lead and zinc concentrates. Mill throughput since April 1, 2013 has averaged 916 tpd while the average throughput for the month of March was 898 tpd. Since achieving commercial production, mill head grades have averaged 190 grams per tonne for silver, 2.9% for lead and 2.7% for zinc. This compares to average head grades for the first quarter of 166 grams per tonne for silver, 2.5% for lead and 2.9% for zinc.

Metal recoveries continue to show improvements during initial ramp-up with a range of 60-70% for silver, 30-40% for lead, and zinc is currently undergoing testing in the month of April. Further improvements are expected over the coming quarters as indicated in the preliminary economic assessment (PEA) dated August 20, 2012. Metallurgical recoveries in flotation are anticipated to reach 80% for silver, 60% for lead and 60% for zinc.

Commercial production at Del Toro was achieved in just nine weeks following the plant’s inaugural ceremony in late January 2013. In the first six weeks of pre-commercial production, surface stockpiles consisting of lower grade ore were supplied to the mill during this run-in period. Once full mechanical start-up was achieved by mid-March, higher grade sulphide ore was supplied to the mill allowing for the economic production of silver-lead concentrate. The first shipment of silver-lead concentrates was made on March 5, 2013. As of April 1, 2013, 30 shipments totalling 933 dry tonnes of concentrates have been shipped. During the quarter, silver-lead concentrates have averaged 32% of lead per tonne containing 4,380 grams per tonne of silver and 1.2 grams per tonne of gold. The first shipment of zinc concentrates is expected by mid-April. Further ongoing daily improvements are underway with a focus on daily tonnage, recoveries, quality of concentrate production and other plant optimizations.

Phase two of mill construction, on schedule to begin early in the third quarter, will include the addition of a 1,000 tpd cyanidation circuit for a total milling capacity of 2,000 tpd. The cyanidation circuit construction is progressing well. A new 115,000 KW power line is currently under construction from the state of Durango, and completion is expected by the beginning of July. Following construction of the cyanidation circuit, the Company will be producing its own silver doré bars which will further reduce third party smelting and refining charges.

The third and final phase of construction consisting of 2,000 tpd flotation and 2,000 tpd cyanidation circuits remain on schedule and on budget, for initial production by the third quarter of 2014. At the combined rate of 4,000 tpd, Del Toro is estimated to produce approximately 6 million ounces of pure silver, plus significant amounts of lead and zinc annualized, becoming the Company’s largest producing silver mine.

Ramon Davila, Chief Operating Officer, stated; "Our dedicated team in Mexico has once again demonstrated their incredible ability to navigate the unique challenges of this project and deliver exceptional results on time and on budget. With their teamwork and the joint efforts of suppliers and contractors, we are reaching our objectives, which will ultimately have a significant impact on First Majestic’s growth.”

First Majestic is a producing silver company focused on silver production in México. The Company is aggressively pursuing its business plan of becoming a senior silver producer through the development of its existing mineral properties and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its aggressive corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

"signed"

Keith Neumeyer,

President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" of “forward looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws, respectively. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", "schedule" and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the accuracy of mineral reserve and resource estimates; the estimated cost and timing of development of our development projects; the timing of completion of exploration programs and preparation of technical reports; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company's current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada or Mexico; the Company’s cash flow and availability of alternate sources of capital; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining or development, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company's title to properties; and the factors identified under the caption "Risk Factors" in the Company's Annual Information Form, under the caption "Risks Relating to First Majestic's Business".

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.